Exhibit 99.1

In re Pacific Drilling S.A., Case No. 17-17393 (MEW) (Bankr. S.D.N.Y.)

GLOBAL SETTLEMENT TERM SHEET

As of August 15, 2018

This term sheet sets forth the terms of a global settlement (the "Global Settlement") of all disputes between Quantum Pacific (Gibraltar) Limited ("Quantum Pacific") and the ad hoc group of debtholders (the "Ad Hoc Group") relating to the restructuring of Pacific Drilling S.A. ("PDSA") and its affiliates and subsidiaries, including its debtor affiliates (collectively with PDSA, the "Debtors").1

1.

The Rights Offering Commitment Agreement shall provide for (a) a $100 million private placement to the Ad Hoc Group and (b) a $50 million private placement to Quantum Pacific, in each case, at a buy-in price of $170 million per rig ((a) and (b) together, the "Private Placement").

2.

The Rights Offering Commitment Fee shall be payable solely to the members of the Ad Hoc Group in an amount equal to 8% of (a) the $350 million Rights Offering amount and (b) the $150 million Private Placement.

3.

Quantum Pacific and/or one or more of its designees shall place orders with Credit Suisse Securities (USA) LLC to purchase at least $100 million of each of the New First Lien Notes and the New Second Lien PIK Toggle Notes.

4.

Quantum Pacific shall cooperate with the Debtors regarding any cancellation or dilution of the existing equity interests in PDSA that requires a vote by the holders of such equity interests under Luxembourg law.

5.

The Debtors shall pay the reasonable fees and out-of-pocket expenses of Quantum Pacific and the other members of the QP Group for the period of the Chapter 11 Cases,[2] subject to a total cap of $13 million in the aggregate.

6.

The Global Settlement shall be implemented pursuant to revisions to the Plan and related disclosure statement and such other definitive documents relating to the Plan, including the Rights Offering Commitment Agreement. The Debtors, Quantum Pacific, and the Ad Hoc Group shall enter into a plan support agreement to which this Term Sheet shall be attached.

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1

Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of its Affiliates Pursuant to Chapter 11 of the Bankruptcy Code, filed on July 31, 2018 [Docket No. 450] (as may be amended, modified, and/or supplemented from time to time, the "Plan").

2

As defined in the Application of Quantum Pacific (Gibraltar) Limited Pursuant to 11 U.S.C. §§ 503(b)(3)(D) and 503(b)(4) for Allowance and Reimbursement of Reasonable Professional Fees and Actual, Necessary Expenses in Making a Substantial Contribution in these Chapter 11 Cases, filed on August 2, 2018 [Docket No. 458].